March 7, 2012

Daniel F. Duchovny Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Itex Corporation

Preliminary Proxy Statement on Schedule 14A filed by David Polonitza, Wayne P. Jones, Richard Polonitza, Greta Polonitza, And Kirk Anderson

Filed March 7, 2012

Dear Mr. Duchovny

On behalf of David Polonitza, Wayne Jones, Richard Polonitza, Greta Polonitza, and Kirk Anderson (“Polonitza Group”), in connection with the Preliminary  Proxy Statement on Schedule 14A   relating to ITEX Corporation (“ITEX”) filed on March 7, 2012 (the “Solicitation Materials”), we are providing this letter as supporting documentation to the filing.

Supporting information related to the September 28, 2011 filing follows:

Preliminary Schedule 14A

1.         We have incorporated the shares outstanding (and updated all related shareholder ownership percentages) as included by the ITEX Corp. in their Preliminary Proxy Materials filed with the SEC on March 6, 2012. The Company states on Page 1 of their Preliminary Proxy materials:

“Stockholders of record at the close of business on the record date, March 16, 2012 (the “Record Date”), are entitled to vote on matters that come before the meeting. At the close of business on the Record Date, we had 3,641,341 shares of common stock and 399,584 shares of unvested restricted stock outstanding, for a total of 4,040,925 shares that are entitled to vote.”

2.         We have completed all previously omitted statements besides the date of mailing of the document and date that the Definitive Proxy document will be dated. The previously omitted statements were: The exact time and location of the 2011 Annual Meeting, amount we have spent on our Solicitation presently, and information related to the number of Board meetings that the current ITEX Directors attending during Fiscal Year 2011.

•                     The Polonitza Group  is responsible for the adequacy and accuracy of the disclosure in the filing;

•                     Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                     The Polonitza Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Respectfully,

s/David Polonitza